Entrepreneur

Name: Butch Conz
UUID: 1431223008
Background: Butch Conz was born and raised in the Detroit suburbs, one of 4 boys. He grew up in a trucking & racing family giving him a natural attraction to cars and speed. Butch became a race car driver in his late 20's and had 6 successful years as a driver.   Over a 35 year career Butch has founded, managed and sold several successful businesses and was also a NASCAR Team owner for 7 years. It was during those NASCAR racing years that Butch developed the Green Saver Oil Additive.
Location: North Carolina

Social Connections

Facebook:
Twitter:
LinkedIn: http://www.linkedin.com/butch-conz-0a08b179/

Pitch Story

Title of your pitch: Save Money, Save The Environment!
Short introduction of your pitch: Green Saver, the only Oil Additive tested and verified by an EPA and CARB approved lab to improve gas mileage and reduce vehicle emissions.
Your pitch story: The addition of one bottle of Green Saver to your vehicle's oil change can improve gas mileage by 5% to 20% and reduce emissions by the same amount or more. It also reduces engine friction and heat while protecting your engine from deposits, rust, corrosion and foaming. If just the registered vehicles in the state of California were to use Green Saver Oil Additive as recommended, it would save California residents a minimum of 100 million gallons of fuel annually and reduce vehicle overall emissions by a minimum of 16,400 tonnes per day.   What if everyone in the country used Green Saver? Here are some of the benefits we could all enjoy; 1. Increase fuel efficiency by 5% to 20%, reducing trips to the pumps and saving you money on your annual gas purchases. 2. Reduce engine friction and heat which helps engines run smoother and last longer, thereby lowering engine maintenance and repair costs. We could all use fewer trips to the auto

mechanic. 3. Reduce vehicle emissions by 5 to 20% and improve our air quality. This is really huge and the environment needs our help! Adding one bottle of Green Saver Oil Additive to every oil change is probably the single easiest thing any of us can do to help reduce vehicle emissions, improving our air quality and the environment. As a bonus, we're saving money at the gas pumps and auto repair stations . What could be easier?
  Green Saver Oil Additive is a Huge Win for us as Consumers and Environmentalists. Lets All Go Green!
Which category does your pitch belong to: Eco-Green

Target Market

Target market: We are a start-up company with a goal to become a national brand with a focus on lubricant related products. Our first product is an additive that we have branded as Green Saver Oil Additive.   We intend to capitalize on the Green Saver brand by marketing lubricant products through multiple sales channels including fleet operators, wholesale industrial supply companies, wholesale auto supply companies, retail big box stores, retail auto parts stores, auto repair facilities, oil change franchises, farm & fleet retailers, large trucking firms, agricultural equipment companies, government agencies and online sales direct to the consumer. Our focus in 2018 will be large Fleet Operators in the United States. This market segment represents over 12,276,000 vehicles which includes 5,772,000 automobiles and 6,504,000 trucks. These vehicles are being operated by private & public businesses, state, federal and local governments, utility, phone and cable companies. These fleets have the most to gain from the Green Saver product simply because of their sheer size and the miles driven by their fleets. We recently calculated the numbers for one fleet operator with 115,000 vehicles and the results were astonishing. By using the Green Saver product the company could save over $8,500,000.00 in fuel and reduce their carbon footprint by over 119,462,000 lbs. of emissions annually. Incredibly, this was our most conservative estimate. These numbers could actually double or triple based on fuel prices and/or the average miles driven per vehicle increasing or their average vehicle MPG being less than originally calculated.
  The market for our product is huge and so are the financial savings and environmental impact for the companies using our Green Saver Oil Additive!

Production plan

Production location: United States

Production plan: The corporate office is located in Mooresville, NC also know as the NASCAR capital of the world. For production purposes we currently utilize third party contract mixers and bottlers on the east coast to produce the Green Saver Oil Additive. By utilizing one facility and one 8 hour shift per day we are able to produce 7,000 bottles of Green Saver daily. With the addition of two shifts we can jump production to 21,000 bottles per day. Once we have reached 21,000 bottles per day we can then add a second facility standing by with the same type of volume capabilities. The subcontracting of the production and bottling process in the initial phase gives us greater flexibility and allows us to ramp up quickly by simply adding another line, shift or an entire second facility already identified and available as it is needed. Once we are generating the required sales volume to bring production in-house, we will begin the search for a company-owned mixing, bottling and distribution facility. The location of the company production facility will be geographically oriented to rail and trucking routes to best serve our customer base. This will allow for utilization of the most economical shipping routes for delivery of our product to retail stores, wholesalers, large fleet operators and our online customer base. Eventually multiple production and distribution facilities will be needed to makes us as efficient as possible to hold freight costs and travel times to a minimum.

Risks and Challenges

Risk and challenges: While management is very confident in our abilities, we have a limited operating history on which to evaluate our potential and determine if we will be able to execute our business plan. Our ability to expand will depend on a number of factors and risks which may include but are not limited to: • Penetrating suitable retail companies in new and existing markets • Successfully implementing our marketing and advertising campaigns • Managing our relationships with vendors • Recruiting, training and retaining qualified corporate personnel and management • Penetrating the ever-growing world of online sales • Creating customer awareness of our brand and what makes it better than the competition in our industry • General economic conditions • Our ability to generate or raise the capital necessary to acquire proper marketing and advertising • Our ability to use social media to our advantage for product awareness and online sales • Changes in the consumer's attitude • Discretionary spending priorities • Changing demographic trends • Consumer confidence in the venues which our product will be used • Weather and environmental conditions In addition, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Prospective purchasers should carefully analyze the risks and merits of an investment in the securities and should take into consideration, the risk factors discussed above.

Give People Faith

Bidders should support your pitch because: Green Saver Oil Additive, Saves You Money, Extends Your Engines Life and Helps the Environment. Join the Green Revolution Now!

Spending Plan

Number of current employees including yourself: 3
Percentage of your raise will pay salaries: 20%
Spending plan: Capital raised will be used to ramp up our initial Marketing and Sales efforts. Revenue from those sales will then generate cash flow for production and operational expenses which may include: additional employees, raw materials, equipment, packaging, shipping & freight.   Marketing Phase 1 - Establish the placement of the Green Saver Oil Additive with the major Fleet Operators. We have identified the top 500 fleet operators in the U.S. (such as AT&T, UPS, Fed Ex) and have begun efforts to meet with those decision makers. We will accomplish this by advertising in Fleet Trade Publications, attending/exhibiting at Fleet Trade Shows and becoming Fleet Trade Association members. The viability of our product can be easily proven through the use of our Fuel & Emissions Savings Calculator. We feel the Fleet Operators are low hanging fruit because decisions aimed at reducing corporate expenses are normally made quickly. Success with the fleet operators will also give us immediate credibility with Retail and Wholesale chains which will be the most demanding sale we will make.   Marketing Phase 2 - Funds will be spent on establishing direct consumer internet sales through digital advertising and social media. Prior to establishing relationships with the major Retail and Wholesale Chains, this will allow us an avenue to provide product to individual consumers wishing to make a purchase prior to product being available on the retail shelf. Marketing Phase 3 - We will utilize Manufacture Rep Agencies who specialize in each of the individual Retail and Wholesale trade areas as well as specific accounts. There are Rep Groups for Auto, Home Improvement, Hardware, Mass Merchants, and Big Box

Retailers as well as groups who specialize working with government agencies and contracts.

Return Details

Return type: ownership

Raising target: $100,000

Raising cap: $1,000,000

Percentage ownership you plan to offer: 10%

When do you plan to sell or IPO your business: 2022

Existing share: Yes

Share percent: 10%

When can bidders expect the return: January, 2020

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Green Saver LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Nevada

Company form date: 2017-02-28

Date by which the annual report will be posted: April 30

Location where the entrepreneur's annual report will be posted: www.greensaveradditive.com/

Company address

Street: 105 Oak Park Drive Suite D

City: Mooresville

State: North Carolina

ZIP code: 28115

Financial status

Average sales price: $9.03

Average cost per unit: $5.04

Yearly sales at the end of last year: $0

1st year target sales after raised date: $500,000

Existing investment from the founders: $0

Existing investment from other investors: $0

Ownership

Other existing ownership (exclude founders): 0%

Does anyone own 20% of your business: Yes

Owner's name: Butch Conz, Revolution Oil LLC

Link of the owner's bio or LinkedIn page: butchconz@linkedin.com

The owner has related third party transactions with the business: No

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Green Saver is a startup company with no financial history, sales or expenses.

Has financial statements: No

Last Edited: 2018-01-02 23:58:41

Desired launch period:

CCC code: 00700026

CIK code: 0001668287

Links

Green Saver Website: www.greensaveradditive.com/

Green Saver Facebook: www.facebook.com/greensaverllc/

GreenSaver Twitter: twitter.com/GreenSaver_Add